

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 20, 2008

Mr. John A. Kritzmacher
Chief Financial Officer
Global Crossing Limited
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

      Re: **Global Crossing Limited
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed March 13, 2008
                File No. 1-16201**

Dear Mr. Kritzmacher:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director